

DIVISION OF
CORPORATION FINANCE

Mail Stop 3010

May 24, 2010

Martin E. Stein, Jr.
Chairman of the Board and
Chief Executive Officer
Regency Centers Corporation
Regency Centers, L.P.
One Independent Drive, Suite 114
Jacksonville, Florida 32202

> **Re: Regency Centers Corporation**
> **Regency Centers, L.P.**
> **Form 10-K for the fiscal year ended December 31, 2009**
> **Filed February 26, 2010**
> **File Nos. 1-12298 and 0-24763**

Dear Mr. Stein:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K

Item 15. Exhibits and Financial Statement Schedules, page 132

1.   It appears that two of the exhibits that you have filed with, via incorporation by reference to, the Form 10-K and listed in the exhibit index omit certain other exhibits or schedules. Please explain to us why exhibits 10(f) and 10(g) have omissions from them of exhibits and schedules that are part of the filed exhibits. Alternatively, file a complete copy of exhibits 10(f) and 10(g).

Schedule 14A

Proposal One: Election of Directors, page 7

Nominees and Director Qualifications, page 7

2.   We note the disclosure on the top of page 7. For each director nominee, please tell us the specific experience, qualifications, attributes or skills that led to the conclusion that such person, on a person-by-person basis, should serve as a director. Please see Item 401(e) of Regulation S-K. Please include this disclosure in future filings.

Compensation Discussion and Analysis, page 19

Oversight of Compensation, page 19

3.   We note your disclosure regarding the other services provided to you by Towers Watson. Please tell us whether your compensation committee or your board approved the compensation consultant's other services. Please see Item 407(e)(3)(iii)(A) of Regulation S-K. Please include this disclosure in future filings.

Grants of Plan-Based Awards During 2009, page 32

4.   Please tell us how you calculated the total grant-date fair value of your TSR grants. In this regard, we note your disclosure on page 28 that the grant-date fair value of these awards was $16.49 per share, while it appears that the total grant-date fair value disclosed is based on a per share amount of $36.89 (total grant-date fair value divided by the number of awards to be granted upon achieving the target).

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

         We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

        •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Phil Rothenberg at (202) 551-3466 or me at (202) 551-3233 with any questions.

Sincerely,

Tom Kluck
Branch Chief